UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission file number: 001-38775

ITAMAR MEDICAL LTD.

(Name of registrant)

9 Halamish Street, Caesarea 3088900, Israel

(Address of principal executive office)

_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

CONTENTS

On April 23, 2019, Itamar Medical Ltd. (the "Registrant" or the "Company") announced that it will hold its Annual General Meeting of Shareholders (the "Meeting") at its executive offices at 9 Halamish Street, Caesarea 3088900, Israel, on Wednesday, May 29, 2019 at 1:00 p.m. (Israel time). A copy of the Company's amended proxy card for the meeting (correcting a technical error), is attached to this Form 6-K as exhibit 99.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ITAMAR MEDICAL LTD.

By: /s/ Shy Basson
Shy Basson
Chief Financial Officer

Date: April 30, 2019

Exhibits

Exhibit Number	Description
99.1	Proxy card to be used in connection with the Company's Annual General Meeting to be held on May 29, 2019.